FORM 6-K

            SECURITIES AND EXCHANGE COMMISSION

                Washington, D.C.  20549

                Report of Foreign Issuer
        Pursuant to Rule 13a - 16 or 15d - 16 of
           the Securities Exchange Act of 1934

             For the month of October, 2003

              Intertape Polymer Group Inc.

110E Montee de Liesse, St. Laurent, Quebec, Canada, H4T 1N4

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

      Form 20-F                    Form 40-F    X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

      Yes                          No    X

[If "Yes" is marked, indicate below the file number
assigned to the registrant in connection with Rule
12g3-2(b):    82-______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                         INTERTAPE POLYMER GROUP INC.



Date:  October 15, 2003
                         By:  /s/ Andrew M. Archibald, CFO
                              Vice President, Administration,
			      and Secretary

October 14, 2003                              NYSE SYMBOL: ITP
                                               TSX SYMBOL: ITP


INTERTAPE POLYMER GROUP TO CONSOLIDATE WATER-ACTIVATED TAPE OPERATIONS

-     Enhances competitive position in water-activated tape market
-     $2.0 to $3.0 million of annual cost savings anticipated
-     Expect to record one-time charge of $2.5 million

Montreal, Quebec - October 14, 2003 - Further to its announcement of June 11, 2003, Intertape Polymer Group Inc. (NYSE, TSX: ITP) today said that it will be consolidating its water-activated tape operations at its Menasha, Wisconsin plant, concluding several months of analysis and consultation with the many stakeholders involved. "This consolidation will strengthen our Wisconsin operations and enhance our competitive position in this market segment, while the combination of the two facilities will continue to provide the capacity needed in this product line" said Melbourne F. Yull, Chairman and Chief Executive Officer of Intertape Polymer Group Inc. (IPG). "It is also expected to yield about $2.0 million to $3.0 million in annual cost savings. These savings are in addition to the $17.5 million in cost savings initiatives that we announced in the latter part of 2002." This action reflects the Company's ongoing efforts to optimize capital asset usage and rationalize operating costs wherever possible.

The Company will be closing its operations currently located in Green Bay, Wisconsin and moving some of that location's equipment to Menasha. The move is expected to take place before the end of the year. Following the consolidation, IPG expects to be employing about 200 people at the Menasha plant, representing a net reduction of about 40 to 50 people compared to pre-consolidation total employees for the two plants.

The Company expects to record a one-time charge against its 2003 fourth quarter results of approximately $2.5 million to cover the costs of redundant capital assets, costs to move equipment from Green Bay to Menasha, and severance costs. The Company intends to sell the facility in Green Bay. This anticipated sale will generate approximately $1.0 million of cash flow in addition to the cost reductions of $2.0 million to $3.0 million per annum.


About Intertape Polymer Group

Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,600 employees with operations in 19 locations, including 15 manufacturing facilities in North America and one in Europe.


Safe Harbor Statement

Certain statements and information included in this release constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. Additional discussion of factors that could cause actual results to differ materially from management's projections, estimates and expectations is contained in the Company's SEC filings. The Company undertakes no duty to update its forward-looking statements, including its earnings outlook.


FOR INFORMATION CONTACT:          Melbourne F. Yull
                                  Chairman and Chief Executive Officer
                                  Intertape Polymer Group Inc.
                                  Tel.: 866-202-4713
                                  E-mail:itp$info@intertapeipg.com
                                  Web: www.intertapepolymer.com